Exhibit 4.2

WAIVER

This WAIVER (this “Waiver”), dated as of August 11, 2011, is entered into by and between Agman Louisiana Inc. (f/k/a Westway Holdings Corporation), a Delaware corporation (the “Preferred Stockholder”) and Westway Group, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Amended and Restated Certificate of Incorporation (as defined below).

RECITALS

WHEREAS, the Preferred Stockholder is currently the holder of 32,387,261 shares of the Company’s Series A Perpetual Convertible Preferred Stock, par value $.0001 per share (the “Preferred Stock”), 12,773,591 shares of which are held in escrow pursuant to the Stock Escrow Agreement (the “Escrowed Shares”);

WHEREAS, the terms and conditions of the Preferred Stock and certain rights of the holders of the Preferred Stock are set forth in the Amended and Restated Certificate of Incorporation of the Company (the “Amended and Restated Certificate of Incorporation”);

WHEREAS, pursuant to the Waiver dated December 14, 2010 between the Preferred Stockholder and the Company, the Preferred Shareholder agreed to a limited waiver of the Company’s compliance with the negative covenants set forth in the Amended and Restated Certificate of Incorporation in connection with the planned repurchase by the Company prior to May 1, 2011 of up to an aggregate of 500,000 shares of its Common Stock at a purchase price of no more than $5.00 per share using an aggregate of $2 million (the “Repurchases”);

WHEREAS, pursuant to the Waiver dated as of May 1, 2011 between the Preferred Stockholder and the Company, the Preferred Shareholder agreed to extend the time period in which it may make the Repurchases to August 11, 2011;

WHEREAS, the Company desires to extend the time period in which it may make the Repurchases to November 18, 2011; and

WHEREAS, in connection with the foregoing, the Company has requested from the Preferred Stockholder an extension of the limited waiver of its compliance with the negative covenants set forth in the Amended and Restated Certificate of Incorporation.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Limited Waiver. The Preferred Stockholder hereby extends the time period in which the Company may make the Repurchases to November 18, 2011 and hereby waive the Company’s compliance with the negative covenants set forth in the Amended and Restated Certificate of Incorporation, including those set forth in Section 4.3.1.3.6.2.(B), solely in connection with the Repurchases made on or before November 18, 2011.

2. Ratification of Amended and Restated Certificate of Incorporation. Except as herein specifically agreed, the Amended and Restated Certificate of Incorporation is hereby ratified and confirmed and shall remain in full force and effect according to its terms. Each of the Company and the Preferred Stockholder acknowledges and consents to the waivers set forth herein and agrees that, except as expressly provided herein, this Waiver does not impair, reduce or limit any of its rights or obligations under the Amended and Restated Certificate of Incorporation.

3. Authority/Enforceability. Each of the Company and the Preferred Stockholder represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Waiver.

(b) This Waiver has been duly executed and delivered by such person and constitutes such person’s legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such person of this Waiver.

(d) The execution and delivery of this Waiver does not (i) violate, contravene or conflict with any provision of its organizational documents, or (ii) violate, contravene or conflict with any other law, regulation, order, writ, judgment, injunction or decree applicable to it.

4. Counterparts/Telecopy. This Waiver may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of executed counterparts of this Waiver by telecopy or pdf shall be effective as an original and shall constitute a representation that an original shall be delivered promptly upon request.

5. GOVERNING LAW. THIS WAIVER AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE.

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IN WITNESS WHEREOF, the parties hereto have caused this Waiver to be duly executed on this              day of August, 2011, effective as of the date first above written.

AGMAN LOUISIANA INC.

By:	/s/ Ian Falshaw
Name: Ian Falshaw
Title: Director

WESTWAY GROUP, INC.

By:	/s/ Thomas A. Masilla, Jr.
Name: Thomas A. Masilla, Jr.
Title: CFO